Exhibit 99.1

CHINAEDU REPORTS FOURTH QUARTER AND FISCAL YEAR 2007 RESULTS(1)

BEIJING, CHINA — March 19, 2008 — ChinaEdu Corporation (NASDAQ: CEDU), an educational services provider in China (“ChinaEdu” or the “Company”), today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2007.(2)

Fourth Quarter and Fiscal Year 2007 Highlights

•                  On December 14, 2007, ChinaEdu successfully completed its initial public offering and listing on the Nasdaq Global Market of 6,820,000 American Depositary Shares (“ADSs”), each representing three ordinary shares, at a price to the public of $10.00 per ADS.

•                  The number of revenue students(3) in online degree programs during the fourth quarter of 2007 increased by 23% to over 91,000 from approximately 74,000 for the same period in 2006.

•                  The number of revenue students in online degree programs for the fiscal year 2007 increased by 36% to over 192,000 from approximately 141,000 for fiscal year 2006.

•                  Total net revenue for the fourth quarter of 2007 increased by 37.6% to RMB79.6 million ($10.9 million) from RMB57.9 million for the corresponding period in 2006.

•                  Total net revenue for the fiscal year 2007 increased by 24.1% to RMB265.0 million ($36.3 million) from RMB213.5 million for the fiscal year 2006.

•                  Net revenue from online degree programs, the core business segment of ChinaEdu, increased by 54.5% to RMB64.8 million ($8.9 million) for the fourth quarter of 2007 from RMB41.9 million for the corresponding period in 2006.

•                  Net revenue from online degree programs for the fiscal year 2007 increased by 28.9% to RMB202.2 million ($27.7 million) from RMB156.8 million for the fiscal year 2006.

(1) This announcement contains translations of certain Renminbi (“RMB”) amounts into U.S. dollar (“$”) amounts at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to U.S. dollars were made at the rate of RMB7.2946 to $1.00, the noon buying rate in effect on December 31, 2007 in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. The Company makes no representation that the RMB or U.S. dollar amounts referred to could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all.

(2) For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release. An explanation of the Company’s non-GAAP financial measures is included in the section entitled “Non-GAAP Financial Measures” below, and the related reconciliations to GAAP financial measures are presented in the accompanying financial statements.

(3) “Revenue students” refers to students of university online degree programs who have paid tuition in the applicable period.

•                  Net income for the fourth quarter of 2007 increased by 220.6% to RMB9.4 million ($1.3 million) from RMB2.9 million for the same period in 2006. Diluted earnings per ordinary share for the fourth quarter of 2007 increased by 171.4% to RMB0.19 ($0.03) from RMB0.07 for the fourth quarter of 2006.

•                  Net income excluding share-based compensation, goodwill impairment charges and write-off of receivables from the prior owner of international curriculum program (non-GAAP) for the fourth quarter of 2007 increased by 204.8% to RMB10.3 million ($1.4 million) from RMB3.4 million for the same period in 2006.

•                  Net income for the fiscal year 2007 decreased by 90.3% to RMB2.5 million ($0.3 million) from RMB25.5 million for the fiscal year 2006. Diluted earnings per ordinary share for the fiscal year 2007 decreased by 91.7% to RMB0.05 ($0.01) per share from RMB0.60 per share for the fiscal year 2006.

•                  Net income excluding share-based compensation, goodwill impairment charges and write-off of receivables from the prior owner of international curriculum programs (non-GAAP) for the fiscal year 2007 decreased by 9.9% to RMB24.9 million ($3.4 million) from RMB27.7 million for the fiscal year 2006.

“We are pleased to report the solid results for the fourth quarter of 2007, with healthy revenue growth demonstrating scalability of our business model,” said Ms. Julia Huang, ChinaEdu’s Chairman and Chief Executive Officer. “These results were driven by our continued strategy of helping the universities to increase their enrollment growth in our online degree programs through enhancing our sales and marketing efforts and improving our quality of services to the Universities and students, which we believe will further strengthen our position as a leading education services provider in China.” Ms. Huang continued, “We expect to continue to take advantage of growth opportunities in the Chinese education market in order to position ourselves to achieve sustainable long-term growth.”

Financial Results for the Fourth Quarter Ended December 31, 2007

ChinaEdu reported total net revenue of RMB79.6 million ($10.9) for the fourth quarter ended December 31, 2007, representing a 37.6% increase from the corresponding period of 2006.

Net revenue from online degree programs for the fourth quarter of 2007 was RMB64.8 million ($8.9 million), representing a 54.5% increase from RMB41.9 million for the corresponding period in 2006.  This increase was attributable primarily to the following factors:

•                  Our university partners’ online degree programs experienced significant growth in revenue students in the quarter ended December 31, 2007 as compared to the corresponding period of 2006. In the aggregate, our university partners had over 91,000 revenue students during the fourth quarter of 2007, representing a 23% increase from the same period in 2006.

•                  A non-recurring RMB8.4 million ($1.2 million) payment made by our university partners during the fourth quarter as a result of excess spending by the online education colleges, which in turn reduced the tuition fees payable to ChinaEdu during the previous years.

•                  Value-added tax (“VAT”) refund of RMB3.5 million ($0.5 million) in the fourth quarter of 2007, which was recognized as net revenue from online degree programs when received.

Net revenue from the Company’s non-online degree programs (international curriculum programs, private primary and secondary schools and online tutoring programs) for the fourth quarter of 2007 were RMB14.8 million ($2.0 million), representing a 6.9% decrease from RMB15.9 for the corresponding period in 2006. This decrease was primarily attributable to the decline in revenue from the FEC program (part of our international curriculum programs), which has experienced lower student enrollment and lower per student fees for the academic year started in September 2007, as compared to the academic year started in September 2006. This is mainly attributable to intensified competition among service providers, which increased the bargaining power of the schools with such service providers, including the Company.

Total cost of revenue for the fourth quarter of 2007 was RMB24.5 million ($3.4 million), representing a 12.6% increase from RMB21.8 million for the corresponding period of 2006. This increase is attributable to the changes discussed below.

Cost of revenue for online degree programs for the fourth quarter of 2007 was RMB15.7 million ($2.2 million), representing a 14.2% increase from RMB13.8 million for the fourth quarter of 2006. This increase was attributable primarily to an increase in the number of students in our partners’ online degree programs and increased recruiting expenses.

Cost of revenue for non-online degree programs for the fourth quarter of 2007 was RMB8.8million ($1.2 million), representing a 9.8% increase from RMB8.0 million for the fourth quarter of 2006. This increase was attributable primarily to an increase in the number of faculty members in our private and primary schools in 2007 in response to projected growth in student enrollment in one of those schools.

As a result of the factors discussed above, gross profit for the fourth quarter of 2007 was RMB55.1 million ($7.6 million), representing a 52.7% increase from RMB36.1 million for the corresponding period of 2006.

General and administrative expenses for the fourth quarter of 2007 were RMB26.1 million ($3.6 million), representing a 79.4% increase from RMB14.6 million for the fourth quarter of 2006. This increase was attributable primarily to the increase in the number of general and administrative employees, an increase in performance-based compensation and additional expenses associated with being a newly listed public company in the U.S., including increased professional services fees, specifically increased accounting and legal fees.

Research and development expenses for the fourth quarter of 2007 were RMB6.8 million ($0.9 million), representing a 76.6% increase from RMB3.9 million for the corresponding period in 2006. This increase was attributable primarily to increased research and development activities in some of the Company’s collaborative alliances(4), and increased bonus compensation paid to research and development personnel.

Share-based compensation for the fourth quarter of 2007, which was allocated to related operating cost and expense line items, was RMB1.1 million ($0.2), representing an 83.3% increase from RMB0.6 million for the corresponding period in 2006. This increase was attributable primarily to an increase in share-based compensation due to an increase in the number of options granted in fiscal year 2007.

As a result of the factors discussed above, income from operations for the fourth quarter of 2007 was RMB18.7 million ($2.6 million), representing a 32.8% increase from RMB14.1 million for the corresponding period of 2006.

Net income was RMB9.4 million ($1.3 million) for the fourth quarter of 2007, representing a 220.6% increase from RMB2.9 million for the corresponding period in 2006. This increase was attributable primarily to the improved performance of the Company’s online degree programs, as well as the other factors discussed above.  Diluted earnings per ordinary share for the fourth quarter of 2007 increased by 171.4% to RMB0.19 ($0.03) from RMB0.07 per share in the corresponding period of 2006.

As of December 31, 2007, the Company had cash, cash equivalents and term deposit of RMB503.2 million ($69.0million).

Financial Results for the Fiscal Year Ended December 31, 2007

ChinaEdu reported total net revenue for the fiscal year ended December 31, 2007 of RMB265.0 million ($36.3 million), representing a 24.1% increase from the fiscal year ended December 31, 2006.

Net revenue from online degree programs for the fiscal year 2007 was RMB202.2 million ($27.7 million), representing a 28.9% increase from RMB156.8 million for the fiscal year 2006. This increase was attributable primarily to following factors:

•                  Our university partners’ online degree programs experienced significant growth in revenue students in fiscal year 2007 as compared to fiscal year 2006. In the aggregate, our university partners had approximately 192,000 revenue students during fiscal year 2007, representing a 36% increase from fiscal year 2006. This increase in revenue students was partially offset by increased payments to third-party learning centers by our university partners. The aggregate payment to third-party learning centers by our university partners in 2007 increased to 41% of gross tuition receipts in 2007, from 38% in 2006. This increase was attributable primarily to increased demand by universities for services provided by a limited number of learning centers.

•                  A non-recurring RMB8.4 million ($1.2 million) compensation by our university partners during the fourth quarter for the over spending by the online education

(4) “Collaborative alliance” or “Collaborative alliances” refer to the subsidiary or subsidiaries that the Company formed with certain university partners to provide services to their online degree programs, which subsidiaries are majority owned by the Company.

colleges which in turn reduced the tuition fees payable to ChinaEdu during the previous years.

Net revenue from the Company’s non-online degree programs for the fiscal year 2007 was RMB62.8 million ($8.6 million), representing a 10.8% increase from RMB56.7 million for the fiscal year 2006. This increase was attributable primarily to the increase in student enrollment for the academic year started in September 2006 and ended in August 2007, as compared to the academic year started in September 2005 and ended in August 2006.

Total cost of revenue for fiscal year 2007 was RMB96.3 million ($13.2 million), representing a 20% growth from RMB80.3 million for fiscal year 2006. This increase is attributable to the changes discussed below.

Cost of revenue for online degree programs for fiscal year 2007 was RMB58.0 million ($7.9 million), representing a 13.3% increase from RMB51.2 million in the fiscal year 2006. This increase was attributable primarily to an increase in the number of students enrolled in our university partners’ online degree programs and increased student recruiting-related expenses.

Cost of revenue for non-online degree programs for the fiscal year 2007 was RMB38.3 million ($5.3 million), representing a 31.7% increase from RMB29.1 million for the fiscal year 2006. This increase was attributable primarily to following factors:

•                  The number of faculty members in the Company’s private primary and secondary schools increased significantly in 2007, in response to a projected increase in student enrollment.

•                  The international curriculum program organized more overseas student academic tours and overseas training tours for teachers in fiscal year 2007, as compared to fiscal year 2006.

General and administrative expenses for the fiscal year 2007 were RMB76.9 million ($10.5 million), representing a 57.4% growth from RMB48.8 million in fiscal year 2006. The increase was primarily attributable to the following factors:

•                  In the quarter ended September 30, 2007, the Company recorded a write-off of approximately RMB4.7 million, including write-offs of approximately RMB4 million in delinquent accounts receivable and loans due from the prior owner of the international curriculum program, and a write-off of approximately RMB0.7 million of fixed assets attributable to the online tutoring program.

•                  In fiscal year 2007, the Company incurred additional expenses associated with being a new public company, including increased professional services fees, specifically increased accounting and legal fees.

•                  In fiscal year 2007, the Company substantially increased the number of employees as a result of continuous business expansions.

•                  In fiscal year 2007, the Company paid more in performance-based bonus compensation due to improved operational results in most of its collaborative alliances.

Selling and marketing expenses for the fiscal year 2007 were RMB14.3 million ($2.0 million), representing a 10.7% increase from RMB12.9 million for the fiscal year 2006. This increase is attributable primarily to an increase in the number of sales and marketing personnel in fiscal year 2007 in response to the continuous expansion of our business.

Research and development expenses for the fiscal year 2007 were RMB21.0 million ($2.9 million), representing a 47.4% growth from RMB14.3 million for the fiscal year 2006. This increase was attributable primarily to increased research and development activities in some of the Company’s collaborative alliances, and increased bonus compensation paid to research and development personnel.

Income from operations for fiscal year 2007 was RMB40.3 million ($5.5 million), a 29.6% decrease from RMB57.2 million for the fiscal year 2006. Income from operations excluding goodwill impairment charge, share-based compensation, and write-off of receivables from the prior owner of the international curriculum programs (non-GAAP) for fiscal year 2007 was RMB64.1 million, representing a 7% increase from RMB59.9 million for the fiscal year 2006.

Net income for fiscal year 2007 was RMB2.5 million ($0.3 million), representing a 90.3% decrease from RMB25.5 million for the fiscal year 2006. Net income excluding share-based compensation, goodwill impairment charge and write-off of receivables from the prior owner of international curriculum program (non-GAAP) was RMB24.9 million ($3.4 million), representing a 9.9% decrease from RMB27.7 million for the fiscal year 2006.

Write-down of goodwill and intangible assets. In the third quarter of 2007, the Company recognized a goodwill impairment charge of RMB16.2 million ($2.2 million). The impairment related to the FEC program, as management has significantly reduced its profitability forecast for this portion of the Company’s business. Management now expects future net revenue from the FEC program to be lower than previous forecasts because of lower student enrollment and lower per student fees under the Company’s contractual arrangements with participating schools. These developments are the result of intensified competition among service providers, which increased the bargaining power of the schools with such service providers, including the Company, and the Company’s expansion of the program into less affluent areas of China, where tuition and fees tend to be lower.

Recent Developments

•                  In March 2008, ChinaEdu entered into a definitive agreement to acquire the remaining 20% equity interest in the 101 Online School, an online tutoring and test preparation program in which the Company owned the other 80% interest, in order to capitalize on the growth potential of the online tutoring business.

•                  In March 2008, the Company announced an exclusive 20-year joint venture agreement with Beijing Forestry University to provide online education services to the University.

Outlook for the First Quarter of 2008

For the first quarter of 2008, ChinaEdu expects its total net revenue to be in the range of RMB66 million ($9.0 million) to RMB68 million ($9.3 million). This forecast reflects ChinaEdu’s current and preliminary view, which is subject to change.

Conference Call

ChinaEdu will host a conference call on Thursday, March 20, 2008 at 8:30 AM U.S. Eastern Time 8:30 PM Beijing/Hong Kong Time on March 20, 2008.

Dial-in information for the earnings conference call is as follows:

US:	1.866.761.0749 / 1.617.614.2707

Hong Kong:	852.3002.1672

China (Mainland):	10.800.130.0399

The passcode for the call is: CEDU.

A replay of the conference call will be available until March 27, 2008 by dialing 1.888.286.8010 or 1.617.801.6888 and entering passcode: 24141533.

Additionally, a live and archived webcast of the conference call will be available at http://www.chinaedu.net.

Non-GAAP Financial Measures

To supplement the unaudited condensed consolidated financial information presented in accordance with Accounting Principles Generally Accepted in the United States of America (“GAAP”), the Company uses non-GAAP measures of income from operations and net income, which are adjusted from results based on GAAP to exclude goodwill impairment, share-based compensation and write-off of receivables from the prior owner of international curriculum programs.  The non-GAAP financial measures are provided to enhance the investors’ overall understanding of the Company’s current and past financial performance in on-going core operations as well as prospects for the future. These measures should be considered in addition to results prepared and presented in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results. Management uses both GAAP and non-GAAP information in evaluating and operating business internally and therefore deems it important to provide all of this information to investors.

About ChinaEdu

ChinaEdu Corporation is an educational services provider in China, incorporated as an exempted limited liability company in the Cayman Islands. Established in 1999, the Company’s primary business is to provide comprehensive services to the online degree programs of leading Chinese universities. These services include academic program development, technology services, enrollment marketing, student support services and finance operations. The Company’s other lines of businesses include the operation of private primary and secondary schools, online interactive tutoring services and providing marketing and support for international curriculum programs.

The Company believes it is the largest service provider to online degree programs in China in terms of the number of higher education institutions that are served and the number of student enrollments supported.  The Company currently has strategic relationships with twelve universities to operate online degree programs, ten of which are under long-term, exclusive contracts that vary from 15 to 50 years in length.

Forward-Looking Statement

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, including certain plans, expectations, goals, and projections, which are subject to numerous assumptions, risks, and uncertainties. Forward-looking statements involve known and unknown risks, uncertainties and contingencies, many of which are beyond our control which may cause actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. The Company’s actual results could differ materially from those contained in the forward-looking statements due to a number of factors, including those described under the heading “Risk Factors” in the Company’s final prospectus filed with the Securities and Exchange Commission on December 11, 2007, and in documents subsequently filed by the Company from time to time with the

Securities and Exchange Commission. Unless required by law, the Company undertakes no obligation to (and expressly disclaim any such obligation to) update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Contacts

In China:

Michael Xu

Chief Financial Officer

ChinaEdu Corporation

Phone: +86-10-8418 6655 x1002

E-mail: ir@chinaedu.net

Pamela Leung

Taylor Rafferty, Hong Kong

Phone: +852 3196 3712

E-mail: chinaedu@taylor-rafferty.com

In the United States:

Jessica McCormick,

Taylor Rafferty, New York

Phone: +1 212 889 4350

E-mail: chinaedu@taylor-rafferty.com

Chinaedu corporation

Unaudited Condensed Consolidated Balance Sheets

(in thousands)	December 31, 2006	September 30, 2007	December 31, 2007	December 31, 2007
	RMB	RMB	RMB	US$

Current assets:
Cash and cash equivalents	148,315	128,834	497,114	68,148
Accounts receivable, net	12,578	1,425	1,238	170
Term deposit	10,000	10,200	6,042	828
Prepaid expenses and other current assets	8,999	15,241	17,492	2,398
Amounts due from related parties	59,979	62,320	105,522	14,466
Deferred tax assets	5,347	1,700	9,521	1,305
Total current assets	245,218	219,720	636,929	87,315
Cost method investment	1,210	1,210	1,210	166
Land use rights, net	25,287	25,589	26,949	3,694
Property and equipment, net	43,657	61,954	130,745	17,924
Deposits paid for acquisition of property and equipment	—	28,624	2,025	278
Intangible assets, net	102,836	108,019	105,852	14,511
Deferred tax assets	2,057	2,188	1,416	194
Rental deposits	436	1,387	1,623	222
Goodwill	76,509	73,319	73,319	10,051
Total assets	497,210	522,010	980,068	134,355

Liabilities, minority interest and shareholders’ equity
Current liabilities:
Accounts payable	8,413	3,309	2,773	380
Deferred revenues	78,746	27,888	83,816	11,490
Accrued expenses and other current liabilities	21,754	20,178	42,096	5,771
Amounts due to related parties	7,121	18,901	28,316	3,882
Income taxes payable	12,960	13,409	22,455	3,078
Other taxes payable	3,752	4,483	6,666	914
Total current liabilities	132,746	88,168	186,122	25,515
Long term debt	—	—	25,724	3,526
Deferred revenues	289	103	3,124	428
Convertible notes	30,654	23,333	—	—
Deferred tax liabilities	19,879	23,528	24,036	3,295
Unrecognized tax benefit	—	4,198	4,332	594
Total liabilities	183,568	139,330	243,338	33,358

Minority interests	49,323	61,690	57,996	7,951

Shareholders’ equity:
Total shareholders’ equity	264,319	320,990	678,734	93,046
Total liabilities, minority interest, and shareholders’ equity	497,210	522,010	980,068	134,355

Chinaedu corporation

Unauited Condensed Consolidated Statements of Operations

	Three Months Ended				Twelve Months Ended
(in thousands except for percentages and share, per share information)	December 31, 2006	September 30, 2007	December 31, 2007	December 31, 2007	December 31, 2006	December 31, 2007	December 31, 2007
	RMB	RMB	RMB	US$	RMB	RMB	US$

Net Revenue:
Online degree programs	41,950	48,647	64,813	8,886	156,845	202,185	27,717
International curriculum programs	7,772	8,957	6,640	910	28,428	31,434	4,309
Online tutoring programs	4,856	4,351	4,488	615	17,384	18,013	2,469
Private primary and secondary schools	3,277	3,457	3,672	503	10,874	13,356	1,831
Total net revenue	57,855	65,412	79,613	10,914	213,531	264,988	36,326

Cost of revenue:
Online degree programs	13,774	18,557	15,729	2,156	51,215	58,027	7,955
International curriculum programs	5,042	7,528	4,663	639	17,212	23,503	3,222
Online tutoring programs	879	1,031	720	99	3,452	3,875	531
Private primary and secondary schools	2,093	2,649	3,414	468	8,429	10,944	1,500
Total cost of revenue	21,788	29,765	24,526	3,362	80,308	96,349	13,208

Gross profit:
Online degree programs	28,176	30,090	49,084	6,729	105,630	144,158	19,762
International curriculum programs	2,730	1,429	1,977	271	11,216	7,931	1,087
Online tutoring programs	3,977	3,320	3,768	517	13,932	14,138	1,938
Private primary and secondary schools	1,184	808	258	35	2,445	2,412	331
Total gross profit	36,067	35,647	55,087	7,552	133,223	168,639	23,118

Online degree programs	67.2%	61.9%	75.7%	75.7%	67.3%	71.3%	71.3%
International curriculum programs	35.1%	16.0%	29.8%	29.8%	39.5%	25.2%	25.2%
Online tutoring programs	81.9%	76.3%	84.0%	84.0%	80.1%	78.5%	78.5%
Private primary and secondary schools	36.1%	23.4%	7.0%	7.0%	22.5%	18.1%	18.1%
Gross profit margin	62.3%	54.5%	69.2%	69.2%	62.4%	63.6%	63.6%

Operating expenses:
General and administrative	14,551	20,824	26,106	3,579	48,846	76,893	10,541
Selling and marketing	3,590	4,722	3,491	479	12,893	14,277	1,957
Research and development	3,861	5,605	6,818	935	14,263	21,021	2,882
Goodwill impairment		16,192				16,192	2,220
Total operating expenses	22,002	47,343	36,415	4,993	76,002	128,383	17,600
Income (loss) from operations	14,065	(11,696)	18,672	2,559	57,221	40,256	5,518
Operating margin	24.3%	(17.9)%	23.5%	23.5%	26.8%	15.2%	15.2%

Other income	—	—	—	—	—	394	54
Interest income	379	516	2,398	329	1,172	4,118	565
Interest expense	(570)	(674)	(475)	(65)	(2,279)	(2,130)	(292)
Income (loss) before income tax provisions and minority interest	13,874	(11,854)	20,595	2,823	56,114	42,638	5,845

Income tax expense	(1,730)	(2,505)	(2,519)	(345)	(6,994)	(15,003)	(2,057)
Minority interest, net of taxes	(9,201)	(5,065)	(8,639)	(1,184)	(23,581)	(25,148)	(3,447)
Net income (loss)	2,943	(19,424)	9,437	1,294	25,539	2,487	341
Net margin	5.1%	(29.7)%	11.9%	11.9%	12.0%	0.9%	0.9%

Net income (loss) per share:
Basic	0.07	(0.47)	0.21	0.03	0.65	0.06	0.01
Diluted	0.07	(0.47)	0.19	0.03	0.60	0.05	0.01

Net income (loss) per ADS:
Basic	0.21	(1.41)	0.63	0.09	1.95	0.18	0.03
Diluted	0.21	(1.41)	0.57	0.09	1.80	0.15	0.03

Weighted average aggregate number of ordinary shares outstanding:
Basic	39,643,130	41,722,746	45,015,332	45,015,332	39,209,606	42,147,170	42,147,170
Diluted	42,774,398	41,722,746	50,477,265	50,477,265	42,708,213	47,322,184	47,322,184

Chinaedu corporation

Reconciliations of non-GAAP results of operations measures to GAAP measures

	Three Months Ended				Twelve Months Ended
(in thousands, unaudited)	December 31, 2006	September 30, 2007	December 31, 2007	December 31, 2007	December 31, 2006	December 31, 2007	December 31, 2007
	RMB	RMB	RMB	US$	RMB	RMB	US$

Income (loss) from operations
GAAP Result	14,065	(11,696)	18,672	2,559	57,221	40,256	5,518
Adjustment-Share-based compensation	588	1,180	1,148	157	2,711	3,643	499
Adjustment-Goodwill impairment	—	16,192	—	—	—	16,192	2,220
Adjustment for write-off of receivables from prior owner of International Curriculum Program		4,031				4,031	553
Non-GAAP Result	14,653	9,707	19,820	2,716	59,932	64,122	8,790

Net income (loss)
GAAP Result	2,943	(19,424)	9,437	1,294	25,539	2,487	341
Adjustment for operation profit	588	21,403	1,148	157	2,711	23,866	3,272
Adjustment-Minority interest for Share-based compensation	(145)	(273)	(265)	(36)	(569)	(774)	(106)
Adjustment-Deferred tax benefit for write-off of receivables from prior owner of International Curriculum Programs		(636)				(636)	(87)
Non-GAAP Result	3,386	1,070	10,320	1,415	27,681	24,943	3,420